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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        June                                        2006
                         --------------------------------------     ------------
Commission File Number   000-29898
                         --------------------------------------     ------------

                           Research In Motion Limited
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                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                       Form 40-F   X
                         ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                             No   X
                    ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1 News Release, dated June 8, 2006 ("CINGULAR GETS PERSONAL WITH BLACKBERRY Wireless E-mail Leader Introduces
                Consumer-Friendly Offering With New BlackBerry 7130c, Service Plans").


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                                                                      DOCUMENT 1


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[CINGULAR AND RIM GRAPHICS OMITTED]


Media Contacts:                                RIM Investor Contact
JOHN KAMPFE                                    RIM Investor Relations
973-637-9387 (office)                          +1 (519) 888-7465
908-432-3473 (wireless)                        investor_relations@rim.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com


FOR IMMEDIATE RELEASE

                     CINGULAR GETS PERSONAL WITH BLACKBERRY
          Wireless E-mail Leader Introduces Consumer-Friendly Offering
                    With New BlackBerry 7130c, Service Plans

         ATLANTA AND WATERLOO, ON., June 8 , 2006 - Cingular Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today unveiled the new BlackBerry(R) 7130c(TM) and service offering that brings the power of BlackBerry to on-the-go individuals at consumer friendly prices.

         The new BlackBerry Personal Plan from Cingular offers customers direct and easy access to their Internet e-mail accounts for as low as $29.99 per month. The plan is designed solely for use with the newly enhanced BlackBerry Internet Service(TM) (note: this plan excludes access to BlackBerry Enterprise Server(TM)). In addition, customers can select the new, EDGE-enabled BlackBerry 7130c handset for as low as $199.99. The solution, which will be available beginning next week in Cingular retail stores, is ideal for on-the-go consumers such as young professionals who need to stay in touch and parents who spend their days juggling work and family activities.

         "BlackBerry has long been the darling of corporate America," said Mike Woodward, executive director, mobile professional solutions, for Cingular Wireless. "But clearly wireless e-mail can benefit more than just corporations. Cingular's new BlackBerry Personal Plan and the easy-to-use BlackBerry 7130c are designed specifically to make wireless email accessible to everyone that leads a mobile lifestyle."

         Cingular's BlackBerry Personal Plan includes BlackBerry Internet Service(TM) which optimizes the personal e-mail experience. BlackBerry Internet Service provides customers with the ability to have their personal e-mail pushed to their BlackBerry 7130c automatically from most popular Internet Service Provider (ISP) e-mail accounts. The solution provides automatic wireless synchronization of read, deleted and sent e-mail from the user's BlackBerry handset to their e-mail account. Users with multiple e-mail accounts can choose from multiple "sent from" e-mail addresses when sending an e-mail. Customers can also browse the Web wirelessly via Cingular's popular MEdia Net wireless Internet access service or use the BlackBerry Browser(TM) for HTML Internet browsing.

         The new BlackBerry 7130c, exclusively available from Cingular, has a slimmer, narrower phone-like design that will appeal to the broader wireless user population. It allows users to stay connected with a full featured phone and integrated, wireless high-speed access to email, text messaging, Web, organizer and other applications. The handset uses RIM's popular SureType(TM) technology which effectively converges a telephone keypad and a QWERTY keyboard to attain the narrow design of a traditional mobile phone, while ensuring dialing and typing is quick and easy.

         The BlackBerry 7130c delivers premium phone features including smart dialing, conference calling, speed dial, call forwarding, polyphonic and MP3 ring tones, as well as speakerphone and Bluetooth(R) support to ensure wide compatibility with hands-free headsets and car kits.

         It also features a large, brilliant 240X260 color LCD screen that supports more than 65,000 colors, delivers vivid graphics and features an intelligent light sensing technology that automatically adjusts screen and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments.

         "RIM and Cingular are providing a winning combination that will once again broaden the appeal of BlackBerry," said Mark Guibert, Vice President, Corporate Marketing at RIM. "The BlackBerry 7130c incorporates our latest technology in a slim and stylish design and works with a newly enhanced service that makes it even easier to set up and manage personal email accounts. It operates on Cingular's high-speed EDGE network and delivers outstanding voice, email and browsing performance. Together with Cingular's new BlackBerry Personal Plan, the BlackBerry 7130c is a compelling choice for customers looking to upgrade their mobile phone."

         The BlackBerry handset is powered by Cingular's nationwide** EDGE network, the largest high-speed national wireless data network in the U.S. with availability in 13,000 cities and towns and nearly 40,000 miles of major highways. Customers will also be able to use the quad-band BlackBerry 7130c in more than 170 countries for voice and over 100 countries for data. With the optimized device platform, integrated EDGE capabilities, Intel(R) processor, 64 MB flash memory and 16 MB SDRAM, BlackBerry 7130c users will experience noticeably faster Web browsing, application performance and attachment viewing.

         "No other wireless carrier in the world has more BlackBerry subscribers than Cingular," added Woodward. "Given our leadership position, Cingular is pleased to introduce this new, consumer-friendly BlackBerry solution. Just about everyone can now enjoy the functionality, and rich push e-mail, voice and Web browsing features that have made BlackBerry so popular."

         The new consumer-friendly BlackBerry Personal Plan from Cingular will be available beginning Monday, June 12, in Cingular retail stores across the U.S. and includes unlimited e-mail and Web browsing for $29.99 per month, with a qualified voice plan. The BlackBerry 7130c is available for as low as $199.99 with a two-year contract and qualified voice plan.

         The BlackBerry 7130c is also available for enterprise customers using BlackBerry Enterprise Server(TM) with service at $44.99 per month with a qualified voice plan and unlimited data usage or for $49.99 a month as a data only option.

                                      # # #

* Not available in all areas.

About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving
55.8 million customers. Cingular, a joint venture between AT&T Inc., formerly SBC Communications Inc., (NYSE:T) , and BellSouth Corporation (NYSE: BLS) , has the largest digital voice and data network in the nation -- the ALLOVER(TM) network -- and the largest mobile-to-mobile community of any national wireless carrier. Cingular is a leader in third generation wireless technology. Its 3G network is the first widely available service in the world to use HSDPA (High Speed Downlink Packet Access) technology. Cingular is the only U.S. wireless carrier to offer Rollover(R), the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com/ . Get Cingular Wireless press releases e-mailed to you automatically. Sign up at http://cingular.mediaroom.com/

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                         ---------------------------------------
                                                       (Registrant)

Date: June 8, 2006                       By: /S/ BRIAN BIDULKA
      -------------------------              -----------------------------------
                                             Name:  Brian Bidulka
                                             Title: Vice President, Corporate
                                                    Controller